UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

Commission File Number:  001-13007

NOTIFICATION OF LATE FILING

(Check One):   ❑ Form 10-K   ❑ Form 20-F   ❑ Form 11-K   ☒ Form 10-Q   ❑ Form N-SAR

For Period Ended:  December 31, 2016

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Carver Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code:  New York, New York 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Carver Bancorp, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the period ended December 31, 2016 (the "Form 10-Q") due to delays in obtaining and compiling information to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. Specifically, in connection with the completion of the Company's quarter-end closing and review procedures and the preparation of the Form 10-Q, the Company determined that accounting adjustments related to a limited pool of loans serviced by a third party were necessary. The Company is evaluating the impact of these accounting adjustments on prior financial statements, if any. The Company expects to file the Form 10-Q no later than five calendar days after its original due date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Christina L. Maier                                 (212)                                360-8894
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes                       [] No

(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[] Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2017	By:	/s/ Christina L. Maier
First Senior Vice President and Chief Financial Officer